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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

NATIONAL HEALTHCARE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
6359 06 100
(CUSIP Number)
Ira Sochet
1602 Micanopy Avenue
Miami, Florida 33131
(305) 858-2291
Copies to:

Louis R. Montello, Esquire
Montello & Associates, P.A.
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
(305) 373-0300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	6359 06 100

1	NAMES OF REPORTING PERSONS: Ira Sochet

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,022,255

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,022,255

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,022,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 3 to the Statement on Schedule 13D, dated April 2, 2004 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the common stock of National Healthcare Corporation, a Delaware corporation.
     This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Items 4, 5 and 7 below.
Item 4. Purpose of Transaction.
     On February 12, 2007, the Reporting Person sent a letter to the Issuer proposing that the Issuer purchase all of the outstanding common stock of National Health Investors, Inc. (“NHI”). A copy of the letter is attached as Exhibit A to this Amendment. This Statement also reports an increase in the beneficial ownership by the Reporting Person of the Issuer’s outstanding Common Stock. The purpose of the Reporting Person’s acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.
     Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on February 12, 2007, the Reporting Person beneficially owned an aggregate of 1,022,255 shares of Common Stock, which constituted approximately 8.3 percent of the 12,307,596 shares of Common Stock outstanding on November 2, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The 1,022,255 shares of Common Stock beneficially owned by the Reporting Person consist of 999,653 shares owned by the Reporting Person and 22,602 shares owned by Investors Risk Advantage L.P., a Delaware limited partnership.
     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

3

     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person since December 15, 2006. All of such transactions were open market transactions effected through brokers.

	Number of	Approximate
Date	Shares Purchased	Price Per Share
01/05/2007 01/05/2007 01/08/2007	17,193 1,900 1,200	$53.89 $53.83 $53.49
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit A	Letter, dated February 12, 2007, from Ira Sochet to Chief Executive Officer of National HealthCare Corporation
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007	/s/ IRA SOCHET
Ira Sochet

4

EXHIBIT A
Ira Socket
1602 Micanopy Avenue
Miami, Florida 33133
February 12, 2007
VIA EMAIL
AND REGULAR MAIL
Mr. Robert G. Adams
Chief Executive Officer
National HealthCare Corporation
100 Vine Street
Murfreesboro, Tennessee 37130

Re:	National Health Investors, Inc. (“NHI”)
Dear Mr. Adams:
     According to SEC filings, I am the third largest stockholder of National Healthcare Corporation and its largest unaffiliated stockholder. As you may also be aware, I agreed to participate with AdamsMark L.P. and other stockholders of NHI in a proposal to enter into a transaction for the acquisition of the other outstanding shares of NHI’s common stock (the “AdamsMark Proposal”). The terms of the AdamsMark Proposal and matters related thereto were disclosed in filings with the SEC. On February 2, 2007, the Special Committee of NHI that was appointed to evaluate the AdamsMark Proposal announced that “the proposal does not contain the material terms of a merger agreement and had material contingencies.” Although disappointing, NHI’s rejection of the AdamsMark Proposal presents an opportunity for National HealthCare. I propose that National HealthCare consider an outright purchase of all of NHI’s common stock with no financing contingencies, and NHI be operated as a wholly owned subsidiary of National HealthCare. This should overcome the objections expressed by NHI’s Special Committee.
     Because National HealthCare created NHI and managed it until November 1, 2004, and is still a major shareholder of NHI, it is has the requisite historical information and background to value NHI’s common stock. The willingness of National HealthCare and National Health Realty, Inc. (“NHR”), to commit to exchange their NHI stock for an unsecured promissory note in connection with the AdamsMark Proposal reflects that National HealthCare’s Board of Directors must have considered the offer of $33 per share of NHI common stock set forth in the AdamsMark Proposal to be fair to NHI’s shareholders.

Mr. Robert G. Adams
February 12, 2007

     Because National HealthCare and NHR, which National HealthCare has agreed to acquire, hold a significant amount of NHI common stock, the actual cost to National HealthCare would be lower than the cost of purchasing all of NHI’s outstanding common stock. Consequently, it will be less expensive for National HealthCare to purchase NHI’s common stock than it would be for any other entity.
     Based on National HealthCare’s strong financial position combined with NHI’s net assets, National HealthCare should be able to finance its purchase of NHI common stock at attractive rates. As a result, the acquisition would only be slightly dilutive to earnings per share initially (I estimate 1 to 3 cents per quarter) and should increase earnings per share shortly thereafter. If necessary the possible issuance of shares of National HealthCare common stock in connection with the transaction would provide an added benefit of improving market liquidity for National HealthCare’s common stock. Finally, the cash flow from NHI’s assets and National HealthCare’s operations will rapidly pay down the debt associated with the acquisition.
     There are many synergies, cost savings and benefits that would result from the acquisition of NHI’s common stock. Potential cost savings would include the elimination of the $3.6 million management fee currently paid by NHI to Management Advisory Source LLC, as well as approximately $1.4 million in administrative overhead, and the annual rents paid by National HealthCare to NHI. Finally, the acquisition of NHI common stock would eliminate any issues related to perceived conflicts of interest that exist in transactions between National HealthCare and NHI. The acquisition of NHI, along with the pending acquisition of NHR, thereby returning ownership of all facilities currently operated by National HealthCare, should have a positive effect on National HealthCare’s stock as well as restore credibility that may have been lost during the last 4 months while the AdamsMark Proposal was pending.
     Please call me if you would like to discuss the foregoing proposal in more detail. Furthermore, I would appreciate the opportunity to address National HealthCare’s Board of Directors on the merits of the acquisition of NHI.

Sincerely, Ira Sochet